SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Perdido Subsalt Survey for Pemex and Delivers Fast-Track Imaging

Paris, France – September 26, 2017

CGG has completed ahead of schedule an 11,500 sq km wide-azimuth (WAZ) survey on behalf of Pemex in the deepwater Perdido area. This new survey has been acquired perpendicularly to existing WAZ data and the combined Imaging of this first large-scale orthogonal WAZ data set is expected to provide significantly enhanced subsalt imaging results.

A fast-track TTI RTM image for the first block of approximately 5,200 sq. km was delivered earlier than planned, helping to guide the client’s drilling operations.

This landmark survey also saw the first deployment of Sercel’s QuietSea™ next-generation Passive Acoustic Monitoring (PAM) system in the Mexican Gulf of Mexico after receiving accreditation from ASEA, Mexico’s oil and gas environmental authority. The system was seamlessly integrated into the five-vessel WAZ fleet and demonstrated its reliability and ease-of-use for providing clear and accurate mammal localization information during seismic operations.

Jean-Georges Malcor, CEO, CGG, said: “Our delivery of Mexico’s first orthogonal WAZ data set ahead of schedule marks another outstanding operational performance by CGG. We also demonstrated our technology edge and environmental responsibility by successfully deploying the QuietSea system on this complex multi-vessel operation.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 26th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer